BICO, Inc.
              2275 Swallow Hill Road, Building 2500
                      Pittsburgh, PA  15220
              Phone 412-429-0673  Fax  412-279-1367
                          www.bico.com



                          March 8, 2002


VIA FAX (202) 942-9585 AND EDGAR

Securities Exchange Commission
450 5th Street, NW
Mail Stop 0306
Washington, DC 20549
ATTENTION: THOMAS A. JONES

          RE:  BICO, Inc.
          Form S-1
          Filed February 21, 2002
          File No. 333-83158

Dear Mr. Jones:

     As you discussed with our counsel, we hereby withdraw the above-referenced Form S-1 registration statement.

     We are withdrawing our registration statement filed February 21, 2002 because your letter dated March 1, 2002 suggested that we consider withdrawal in order to include our audited 2001 fiscal financial statement, which are not yet complete. No securities were sold in connection with this registration statement.

     Please contact M. Kathryn Sweeney, Esq. at (412) 731-1000 if you have any questions or need any additional information. Thank you for your assistance.

                              Sincerely,


                              Fred E. Cooper